EXHIBIT 99.1

 (An exploration company)

CONDENSED INTERIM

CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022

Fury Gold Mines Limited
Condensed Interim Consolidated Statements of Financial Position
(Expressed in thousands of Canadian dollars – Unaudited)
		At September 30	At December 31
	Note	2022	2021
Assets
Current assets:
Cash		$5,963	$3,259
Asset held for sale	4	6,788	-
Marketable securities	5	366	605
Accounts receivable		447	322
Prepaid expenses and deposits		646	502
		14,210	4,688
Non-current assets:
Restricted cash		159	130
Accounts receivable		-	50
Prepaid expenses and deposits		42	266
Property and equipment		986	1,191
Mineral interests	6	144,791	160,693
Investments in associates	7	43,092	-
		189,070	162,330
Total assets		$203,280	$167,018

Liabilities and Equity
Current liabilities:
Accounts payable and accrued liabilities		$1,628	$1,888
Lease liability		170	104
Flow-through share premium liability	8	234	3,124
		2,032	5,116
Non-current liabilities:
Lease liability		262	357
Provision for site reclamation and closure		3,535	4,190
Total liabilities		$5,829	$9,663

Equity:
Share capital	10	$306,328	$295,464
Share option and warrant reserve	11	20,095	18,640
Accumulated other comprehensive income		(2)	-
Deficit		(128,970)	(156,749)
Total equity		$197,451	$157,355
Total liabilities and equity		$203,280	$167,018

Commitments (Note 7(b), 15(c)); Subsequent events (Note 1, 6(c))

Approved on behalf of the Board of Directors:

“Forrester A. Clark”	“Steve Cook”
Chief Executive Officer	Director

The accompanying notes form an integral part of these condensed interim consolidated financial statements.

Fury Gold Mines Limited	1

Fury Gold Mines Limited
Condensed Interim Consolidated Statements of Loss (Earnings) and Comprehensive Loss (Income)
(Expressed in thousands of Canadian dollars, except per share amounts – Unaudited)
		Three months ended September 30		Nine months ended September 30
	Note	2022	2021	2022	2021
Operating expenses:
Exploration and evaluation	9	$3,785	$6,717	$7,871	$13,947
Fees, salaries, and other employee benefits		560	808	2,302	3,000
Legal and professional		88	462	702	1,832
Marketing and investor relations		162	164	718	949
Insurance		174	179	560	444
Office and administration		74	151	285	511
Regulatory and compliance		31	84	187	332
		4,874	8,565	12,625	21,015

Other expense (income), net:
Unrealized net loss on marketable securities	5	73	169	299	911
Realized net loss on marketable securities	5	-	290	-	290
Net loss from associates	7	3,328	-	5,218	-
Net gain on disposition of mineral interests	3	-	-	(48,390)	-
Impairment expense	4	5,492	-	5,492	-
Amortization of flow-through share premium	8	(1,476)	(1,558)	(2,890)	(4,113)
Accretion of provision for site reclamation and closure		27	18	67	50
Interest expense		25	24	94	75
Interest income		(67)	(4)	(116)	(33)
Foreign exchange loss		4	3	9	14
		7,406	(1,058)	(40,217)	(2,806)
Loss (earnings) before taxes		12,280	7,507	(27,592)	18,209
Income tax refunded		-	-	(187)	(1,717)
Net loss (earnings)		12,280	7,507	(27,779)	16,492

Other comprehensive loss, net of tax:
Unrealized currency loss on translation of foreign operations		2	-	2	-
Total comprehensive loss (income)		$12,282	$7,507	$(27,777)	$16,492

Loss (earnings) per share:
Basic loss (earnings) per share	14	$0.09	$0.06	$(0.21)	$0.14
Diluted loss (earnings) per share	14	$0.09	$0.06	$(0.20)	$0.14

The accompanying notes form an integral part of these condensed interim consolidated financial statements.

Fury Gold Mines Limited	2

Fury Gold Mines Limited
Condensed Interim Consolidated Statements of Equity
(Expressed in thousands of Canadian dollars, except share amounts – Unaudited)
	Number of common shares	Share capital	Share option and warrant reserve	Accumulated other comprehensive loss	Deficit	Total
Balance at December 31, 2020	117,823,857	$294,710	$11,521	$-	$(139,959)	$166,272
Total comprehensive loss	-	-	-	-	(16,492)	(16,492)
Shares issued pursuant to the purchase of a royalty, net of share issue costs	328,767	293	-	-	-	293
Share options exercised	5,834	6	(1)	-	-	5
Warrants exercised	101,042	159	(12)	-	-	147
Share-based compensation	-	-	1,704	-	-	1,704
Balance at September 30, 2021	118,259,500	$295,168	$13,212	$-	$(156,451)	$151,929

Balance at December 31, 2021	125,720,950	$295,464	$18,640	$-	$(156,749)	$157,355
Total comprehensive income	-	-	-	(2)	27,779	27,777
Shares issued pursuant to offering, net of share issue costs (note 10)	13,750,000	10,864	-	-	-	10,864
Share-based compensation (note 11(a))	-	-	1,455	-	-	1,455
Balance at September 30, 2022	139,470,950	$306,328	$20,095	$(2)	$(128,970)	$197,451

The accompanying notes form an integral part of these condensed interim consolidated financial statements.

Fury Gold Mines Limited	3

Fury Gold Mines Limited
Condensed Interim Consolidated Statements of Cash Flows
(Expressed in thousands of Canadian dollars, except per share amounts – Unaudited)
		Three months ended September 30		Nine months ended September 30
	Note	2022	2021	2022	2021
Operating activities:
Net (loss) earnings		$(12,280)	$(7,507)	$27,779	$(16,492)
Adjusted for:
Interest income		(67)	(4)	(116)	(33)
Items not involving cash:
Net gain on disposition of mineral interests	3	-	-	(48,390)	-
Unrealized net loss on marketable securities	5	73	169	299	911
Realized net loss on marketable securities	5	-	290	-	290
Depreciation		100	92	286	279
Net loss from associates	7	3,328	-	5,218	-
Amortization of flow-through share premium	8	(1,476)	(1,558)	(2,890)	(4,113)
Accretion of provision for site reclamation and closure		27	18	67	50
Share-based compensation	11	328	171	1,455	1,704
Interest expense		25	24	94	75
Impairment expense	4	5,492	-	5,492	-
Other		23	18	1	(1)
Changes in non-cash working capital	13	(705)	2,740	(518)	3,073
Cash used in operating activities		(5,132)	(5,547)	(11,223)	(14,257)
Investing activities:
Interest received		67	4	116	33
Acquisition of mineral interests, net of cash acquired	6	(1,281)	-	(1,281)	(1,209)
Acquisition of Homestake Ridge royalty, inclusive of fees	6	-	(107)	-	(107)
Proceeds from disposition of mineral interests, net of transaction costs	3	-	-	4,479	-
Proceeds from sale of marketable securities	5	-	938	-	938
Marketable securities additions	5	-	-	(60)	-
Acquisition of Universal Mineral Services Ltd	7(b)	-	-	(1)	-
Property and equipment additions		-	(21)	-	(103)
Change in restricted cash		-	-	(29)	-
Cash (used in) provided by investing activities		(1,214)	814	3,224	(448)
Financing activities:
Lease payments		(52)	(43)	(161)	(132)
Proceeds from issuance of common shares, net of issuance costs	10	-	-	10,864	-
Funds received in advance of issuance of common shares		-	1,920	-	1,920
Proceeds from share option and warrant exercises		-	-	-	152
Cash (used in) provided by financing activities		(52)	1,877	10,703	1,940
Increase (decrease) in cash		(6,398)	(2,856)	2,704	(12,765)
Cash, beginning of the period		12,361	5,452	3,259	15,361
Cash, end of the period		$5,963	$2,596	$5,963	$2,596

Supplemental cash flow information (note 13)

The accompanying notes form an integral part of these condensed interim consolidated financial statements.

Fury Gold Mines Limited	4

Note 1: Nature of operations

Fury Gold Mines Limited (the “Company” or “Fury Gold”) was incorporated on June 9, 2008, under the Business Corporations Act (British Columbia) and is listed on the Toronto Stock Exchange and the NYSE American, with its common shares trading under the symbol FURY. The Company’s registered and records office is at 1500-1055 West Georgia Street Vancouver, BC, V6E 4N7 and the mailing address is 1630-1177 West Hastings Street, Vancouver, BC, V6E 2K3.

The Company’s principal business activity is the acquisition and exploration of resource projects in Canada. At September 30, 2022, the Company had two principal projects: Eau Claire in Quebec, and Committee Bay in Nunavut. As well, the Company holds a 50.02% interest in the Éléonore South Joint Venture (“ESJV”).

Sale of Homestake Resources Corporation

On December 6, 2021, the Company entered into a definitive agreement (the "Purchase Agreement") with Dolly Varden Silver Corporation (“Dolly Varden”) pursuant to which the Company agreed to sell to Dolly Varden a 100% interest in Fury Gold's wholly owned subsidiary, Homestake Resources Corporation (“Homestake Resources”) in exchange for $5,000 in cash and 76,504,590 common shares in Dolly Varden (the “Dolly Varden Shares”). Homestake Resources is the owner of a 100% interest in the Homestake Ridge gold-silver project which is located adjacent to the Dolly Varden Project owned by Dolly Varden in the Golden Triangle, British Columbia (the “Dolly Varden Transaction”). The Dolly Varden Transaction completed on February 25, 2022 (note 3). As a result, Fury acquired 76,504,590 common shares of Dolly Varden on February 25, 2022, representing approximately 35.3% of the Dolly Varden Shares outstanding as of the transaction date.

In connection with the Dolly Varden Transaction and as contemplated in the Purchase Agreement, Dolly Varden and Fury Gold have also entered into an investor rights agreement dated February 25, 2022 (the “Investor Rights Agreement”). Pursuant to its obligations under the Investor Rights Agreement, Dolly Varden has appointed Forrester “Tim” Clark, the Chief Executive Officer (“CEO”) of Fury Gold, and Michael Henrichsen, the Chief Geological Officer (“CGO”) of Fury Gold, to the board of directors of Dolly Varden.

On October 3, 2022, the Company announced that it had entered into a non-brokered sale agreement to sell 17,000,000 common shares of Dolly Varden at $0.40 per share, representing approximately 7.4% of the outstanding common shares (note 4). The gross proceeds received by the Company upon close of the transaction on October 13, 2022, was $6,800. Following completion of the sale of the common shares of Dolly Varden, the Company holds a 25.8% interest in Dolly Varden.

Acquisition of 25% equity interest in Universal Mineral Services Ltd. (“UMS”)

On April 1, 2022, the Company purchased a 25% share interest in UMS, a private shared-services provider for nominal consideration (note 7). The remaining 75% of UMS is owned equally by three other junior resource issuers, namely Tier One Silver Inc, Coppernico Metals Inc, and Torq Resources Inc. who share a head office location in Vancouver, BC. Previously, UMS had been privately owned by a director in common, Mr. Ivan Bebek, then subsequently from January 1, 2022, by Mr. Steve Cook, another director in common, until March 31, 2022.

UMS is the private company through which its shareholders, including Fury Gold, share geological, financial, and transactional advisory services as well as administrative services on a full, cost recovery basis. Having these services available through UMS, on an as needed basis, allows the Company to maintain a more efficient and cost-effective corporate overhead structure by hiring fewer full-time employees and engaging outside professional advisory firms less frequently. The agreement has an indefinite term and can be terminated by either party upon providing 180 days notice. Many of the Company’s key personnel are now, or will be, directly employed by UMS and seconded to the Company and other members of the group.

Fury Gold Mines Limited Notes to Q3 2022 Condensed Interim Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted – Unaudited)	5

Increase in ownership interest of ESJV and amended joint venture arrangement

On September 12, 2022, the Company and its joint operation partner Newmont Corporation (“Newmont”), through their respective subsidiaries, completed the acquisition of the remaining approximately 23.77% participating interest of Azimut Exploration Inc. in the ESJV, on a pro-rata basis. As a result of the transaction, the 100% ESJV participating interests are now held 50.02% by the Company and 49.98% by Newmont, with Fury Gold remaining operator under an amended and restated joint operating agreement.

Response to COVID-19

The situation in Canada regarding COVID-19 remains fluid and permitted activities continue to be subject to change. At the Company’s Eau Claire project in Quebec, on-site measures are in place for non-vaccinated employees to mitigate the potential spread of the COVID-19 virus. These measures include a pre-travel COVID-19 screening questionnaire; a pre-travel COVID-19 PCR testing; and on-site Rapid Testing for COVID-19.

Note 2: Basis of presentation

Statement of compliance

These unaudited condensed interim consolidated financial statements (the “interim financial statements”) have been prepared in accordance with International Accounting Standard 34 – Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”). Certain disclosures included in the Company’s annual consolidated financial statements (the “annual financial statements”) prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the IASB and interpretations issued by the IFRS Interpretations Committee (“IFRICs”) have been condensed or omitted herein. Accordingly, these interim financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2021.

These interim financial statements were approved and authorized for issuance by the Board of Directors of the Company on November 10, 2022.

Basis of preparation and consolidation

These interim financial statements have been prepared on a historical cost basis except for certain financial instruments that have been measured at fair value (note 15). All amounts are expressed in thousands of Canadian dollars unless otherwise noted. Reference to US$ are to United States dollars. Certain prior year disclosures have been reclassified for consistency with the current period presentation.

These interim financial statements incorporate the financial statements of the Company and entities controlled by the Company (its subsidiaries). Control exists when the Company has power over an investee, exposure or rights to variable returns from its involvement with the investee, and the ability to use its power over the investee to affect the amount of the Company’s returns. The Company’s interim results are not necessarily indicative of its results for a full year.

The subsidiaries (with a beneficial interest of 100%) of the Company at September 30, 2022 were as follows:

Subsidiary	Place of incorporation	Functional currency
North Country Gold Corp. (“North Country”)	BC, Canada	CAD
Eastmain Resources Inc. (“Eastmain”)	ON, Canada	CAD
Eastmain Mines Inc. (“Eastmain Mines”) (a)	Canada	CAD
Fury Gold USA Limited (“Fury Gold USA”) (b)	Delaware, U.S.A.	USD

(a) Company incorporated federally in Canada.

(b) Fury Gold USA was incorporated on November 21, 2021 and provides certain administrative services with respect to employee benefits for US resident personnel.

All intercompany balances and transactions have been eliminated.

Fury Gold Mines Limited Notes to Q3 2022 Condensed Interim Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted – Unaudited)	6

Investments in associates and joint arrangements

These interim financial statements also include the following joint arrangements and investments in associates:

Associates and joint arrangement	Ownership interest	Location	Classification and accounting method
Dolly Varden (a)	33.2%	BC, Canada	Associate; equity method
UMS	25.0%	BC, Canada	Associate; equity method
ESJV (b)	50.022%	Quebec, Canada	Joint operation

(a) Subsequent to September 30, 2022, the Company sold 17,000,000 common shares of Dolly Varden, reducing its investment in Dolly Varden to 25.8% (note 1).

(b) The Company acquired an additional 11% interest in ESJV on September 12, 2022 and entered into an amended and restated joint venture arrangement (note 1) which has resulted in ESJV being accounted for as a joint operation.

Segmented information

The Company’s operating segments are reviewed by the key decision maker to make decisions about resources to be allocated to the segments and to assess their performance. The Company operates in one reportable operating segment, being the acquisition, exploration, and development of mineral resource properties, and in one geographical location, Canada.

Critical accounting estimates, judgements, and policies

The preparation of financial statements in accordance with IFRS requires management to select accounting policies and make estimates and judgments that may have a significant impact on annual financial statements. Estimates are continuously evaluated and are based on management’s experience and expectations of future events that are believed to be reasonable under the circumstances. Actual outcomes may differ from these estimates.

In preparing the Company’s interim financial statements for the three and nine months ended September 30, 2022, the Company applied the significant accounting policies and critical accounting estimates and judgements disclosed in notes 3 and 5, respectively, of its consolidated financial statements for the year ended December 31, 2021, except as noted below:

Asset held for sale

A non-current asset is classified as held for sale if its carrying amount will be recovered principally through a sale transaction rather than through continuing use, and when the following criteria are met:

(a) The non-current asset is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets; and

(b) The sale of the non-current asset is highly probable. For the sale to be highly probable: (i) the appropriate level of management must be committed to a plan to sell the asset; (ii) an active program to locate a buyer and complete the plan must have been initiated; (iii) the non-current asset must be actively marketed for sale at a price that is reasonable in relation to its current fair value; (iv) the sale should be expected to qualify for recognition as a completed sale within one year from the date of classification as held for sale (with certain exceptions); and (v) actions required to complete the plan should indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

Non-current assets are classified as held for sale from the date these criteria are met and are measured at the lower of the carrying amount and fair value less costs of disposal (“FVLCD”). If the FVLCD is lower than the carrying amount, an impairment loss is recognized in net earnings.

Fury Gold Mines Limited Notes to Q3 2022 Condensed Interim Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted – Unaudited)	7

Joint arrangement

The Company conducts a portion of its business through a joint arrangement where the parties are bound by contractual arrangements establishing joint control with decisions about the activities that significantly affect the returns of the investee requiring unanimous consent. A joint arrangement is classified as either a joint operation or a joint venture, subject to the terms that govern each investor's rights and obligations in the arrangement.

In a joint operation, the investor has rights and obligations to the separate assets and liabilities of the investee, therefore the Company recognizes its share of the assets, liabilities, revenue, and expenses of the joint arrangement.

Investments in associates

The Company conducts a portion of its business through equity interests in associates. An associate is an entity over which the Company has significant influence and is neither a subsidiary nor a joint venture. The Company has significant influence when it has the power to participate in the financial and operating policy decisions of the associate but does not have control or joint control over those policy decisions.

The Company accounts for its investments in associates using the equity method. Under the equity method, the Company’s investment in an associate is initially recognized at cost and subsequently increased or decreased to recognize the Company's share of earnings and losses of the associate, after any adjustments necessary to give effect to uniform accounting policies, and for impairment losses after the initial recognition date. The Company’s share of an associate’s losses that are in excess of its investment in the associate are recognized only to the extent that the Company has incurred legal or constructive obligations or made payments on behalf of the associate. The Company's share of earnings and losses of its associate are recognized in net (earnings)/loss during the period.

New and amended standards not yet effective

Certain pronouncements have been issued by the IASB that are mandatory for accounting periods beginning after December 31, 2022. The Company has not early adopted any of these pronouncements, and they are not expected to have a significant impact in the foreseeable future on the Company's consolidated financial statements once adopted.

Note 3: Sale of Homestake Resources

On February 25, 2022, the Company completed the sale of Homestake Resources to Dolly Varden for cash proceeds of $5,000 and 76,504,590 common shares of Dolly Varden (note 7(a)).

The Company recognized a gain of $48,390, net of transaction costs of $589, on the date of disposition, calculated as follows:

Net assets derecognized:	Total
Mineral interests	$16,460
Reclamation bond	68
$16,528
Net proceeds:
Cash	$5,000
Working capital adjustment	68
76,504,590 common shares of Dolly Varden	60,439
Transaction costs	(589)
$64,918
Net gain on disposition	$48,390

Fury Gold Mines Limited Notes to Q3 2022 Condensed Interim Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted – Unaudited)	8

The fair value of the common shares of Dolly Varden received on date of disposition is based on the market price of the shares at that date of $0.79.

The Company has sufficient non-capital losses to offset the capital gain arising on disposition of Homestake Resources. As such, there is $nil tax payable on the sale of Homestake Resources.

Note 4: Asset held for sale

On October 13, 2022, the Company completed the sale of 17,000,000 common shares of Dolly Varden, comprising 22.2% of the Company’s equity interest in Dolly Varden acquired as part of the disposition of Homestake Resources (note 3), for total gross proceeds of $6,800. At September 30, 2022, the sale was considered highly probable; therefore, the partial investment in associate represented by the 17,000,000 common shares was classified as an asset held for sale and presented separately within current assets.

In connection with this transaction, the Company remeasured the carrying amount of the shares held for sale as the lower of cost and FVLCD and recognized an impairment expense of $5,492 in respect of the disposal. A reconciliation of the impairment expense as at September 30, 2022 is as follows:

Carrying amount, investment in Dolly Varden (note 7(a))	$55,265
Equity interest transferred to held for sale	22.2%
Carrying amount transferred to asset held for sale	12,280
Less: FVLCD	(6,788)
Impairment expense recognized	$5,492

Note 5: Marketable securities

The marketable securities held by the Company were as follows:

Total
Balance at December 31, 2020	$2,675
Additions	110
Sale of marketable securities	(1,000)
Realized loss on disposition	(311)
Unrealized net loss	(869)
Balance at December 31, 2021	$605
Additions	60
Unrealized net loss	(299)
Balance at September 30, 2022	$366

During the year ended December 31, 2021, the Company sold 1,581,177 common shares of Benz Mining Corp (“Benz Mining”) for total proceeds of $1,000. Upon disposition, the Company realized a loss of $311, representing the decline in market value from the deemed date of acquisition of the shares on October 9, 2020, as part of the acquisition of Eastmain to date of disposition.

During the nine months ended September 30, 2022, the Company exercised 500,000 common share warrants at an exercise price of $0.12 in exchange for 500,000 common shares of Benz Mining.

Purchases and sales of marketable securities are accounted for as of the trade date.

Fury Gold Mines Limited Notes to Q3 2022 Condensed Interim Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted – Unaudited)	9

Note 6: Mineral interests

The Company’s principal resource properties are located in Canada.

Quebec

The Company maintains interests in 12 properties within the James Bay region of Quebec. The principal projects are:

Eau Claire

The Company owns a 100% interest in the Eau Claire project located immediately north of the Eastmain reservoir, approximately 10 kilometres (“km”) northeast of Hydro Quebec’s EM-1 hydroelectric power facility, 80 km north of the town of Nemaska, 320 km northeast of the town of Matagami, and 800km north of Montreal, Quebec. The property consists of map-designated claims totaling approximately 23,000 hectares.

Eastmain Mine

The Eastmain Mine project hosts the Eastmain Mine gold deposit. The past-producing Eastmain Mine project comprises 152 mineral claims and an industrial lease. Located on the eastern most part of the Upper Eastmain River Greenstone Belt of the James Bay District of northern Quebec, the property covers approximately 80 km2 of highly prospective terrain.

In 2019, Benz Mining entered into an option agreement with Eastmain to allow Benz Mining the option to earn a 75% interest in the Eastmain Mine property in return for making option payments of $2,320 between October 2019 and October 2023, and incurring exploration expenditures of $3,500 on the property. The option payments may be settled in both cash and shares. Upon completion of the first option to earn 75%, Benz Mining may acquire the remaining 25% interest upon payment of $1,000 upon closing of project financing, and $1,500 upon commencement of commercial production. This option agreement was subsequently amended in April 2020 to grant Benz Mining the option to earn up to 100% of the Ruby Hill properties located to the west of the Eastmain Mine project. The Company would retain 1-2% net smelter return (“NSR”) royalties pursuant to the amended agreement due annually in October.

ESJV

The ESJV project consists of two separate blocks of map-designated claims, comprising a total of 282 claims covering approximately 147 km2 of the Opinaca area of James Bay, Quebec. The Éléonore West block consists of 34 mineral claims covering approximately 18 km2, while the Éléonore South block contains 248 claims extending over an area of approximately 130 km2. The project is a joint operation and project ownership is based on participation in the funding of annual exploration programs. At September 30, 2022 the project was held by the partners approximately as follows: Fury Gold 50.022% and Newmont 49.978%. The Company is the operator of the project.

Nunavut

Committee Bay

The Company, through its wholly owned subsidiary North Country, owns a 100% interest in the Committee Bay project located in Nunavut, Canada. The Committee Bay project includes approximately 280,000 hectares situated along the Committee Bay Greenstone Belt located within the Western Churchill province of Nunavut. The Committee Bay project is subject to a 1.0% NSR royalty on gold production, with certain portions subject to an additional 1.5% NSR royalty. The 1.5% NSR royalty is payable on only 7,596 hectares and can be purchased by the Company within two years of commencement of commercial production for $2,000 for each one-third (0.5%) of the 1.5% NSR royalty.

Fury Gold Mines Limited Notes to Q3 2022 Condensed Interim Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted – Unaudited)	10

Gibson MacQuoid

In 2017, the Company acquired a number of prospecting permits and mineral claims along the Gibson MacQuoid Greenstone Belt in Nunavut, Canada. In 2019, the Company staked additional claims, which overlapped the Company’s prospecting claims that expired in February 2020, to maintain a contiguous land package over the Company’s current areas of interest. The Company’s claims, which are located between the Meliadine deposit and Meadowbank mine, cover approximately 120km of strike length of the prospective greenstone belt and total 51,622 hectares collectively.

	Quebec	Nunavut	British Columbia	Total
Balance at December 31, 2020	$125,354	$19,358	$16,060	$160,772
Option payment received	(260)	-	-	(260)
Purchase of Homestake Ridge royalty (a)	-	-	400	400
Disposition of mineral interests (b)	(50)	-	-	(50)
Change in estimate of provision for site reclamation and closure	50	(219)	-	(169)
Balance at December 31, 2021	$125,094	$19,139	$16,460	$160,693
Sale of Homestake Resources (note 3)	-	-	(16,460)	(16,460)
Acquisition of additional ownership interest in ESJV (note 1)	1,281	-	-	1,281
Change in estimate of provision for site reclamation and closure	(391)	(332)	-	(723)
Balance at September 30, 2022	$125,984	$18,807	$-	$144,791

(a)

During the three months ended September 30, 2021, the Company completed the purchase of a corporate 2% NSR on 14 mineral claims on the Homestake Ridge project for $400, comprising a $100 cash payment and 328,767 common shares of the Company, with a fair value of $300.

(b)

During the three months ended September 30, 2021, the Company sold certain mineral claims on the Radisson property for $50, payable in 18 months from date of purchase in either cash or common shares, at the election of the purchaser.

(c)	On October 18, 2022, the Company received a cash option payment of $310 in respect of the Eastmain Mine and Ruby Hill properties.

Note 7: Investments in associates

(a) Summarized financial information of the Company’s investments in associates:

The carrying amounts of the Company’s investments in associates as at September 30, 2022, were as follows:

	Dolly Varden	UMS	Total
Carrying amount at December 31, 2021	$-	$-	$-
Acquisition of equity investment	60,439	151	60,590
Transfer to asset held for sale	(12,280)	-	(12,280)
Company’s share of net loss of associates	(5,174)	(44)	(5,218)
Carrying amount at September 30, 2022	$42,985	$107	$43,092

Fury Gold Mines Limited Notes to Q3 2022 Condensed Interim Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted – Unaudited)	11

For the three months ended September 30, 2022, the Company’s equity share of net loss of the Company’s associates on a 100% basis were as follows:

Three months ended September 30, 2022	Dolly Varden	UMS	Total
Cost recoveries	$-	$(1,212)	$(1,212)
Exploration and evaluation	10,654	476	11,130
Marketing	263	37	300
Share-based compensation	447	-	447
Administrative and other	(1,360)	736	(624)
Net loss of associate, 100%	10,004	37	10,041
Average equity interest for the period	33.2%	25%
Company’s share of net loss of associates	$3,319	$9	$3,328

For the nine months ended September 30, 2022, the Company’s equity share of net loss of the Company’s associates on a 100% basis were as follows:

Nine months ended September 30, 2022	Dolly Varden	UMS	Total
Cost recoveries	$-	$(2,902)	$(2,902)
Exploration and evaluation	14,836	1,141	15,977
Marketing	747	218	965
Share-based compensation	1,527	-	1,527
Administrative and other	(1,600)	1,719	119
Net loss of associate, 100%	15,510	176	15,686
Average equity interest for the period	33.4%	25%
Company’s share of net loss of associates	$5,174	$44	$5,218

The Company’s equity share of net assets of associates at September 30, 2022, is as follows:

	Dolly Varden	UMS
Current assets	$11,757	$847
Non-current assets	156,586	2,841
Current liabilities	(2,123)	(1,765)
Non-current liabilities	-	(1,495)
Net assets, 100%	166,220	428
Company’s equity share of net assets of associate	$42,985	$107

Fury Gold Mines Limited Notes to Q3 2022 Condensed Interim Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted – Unaudited)	12

(b) Services rendered and balances with UMS

	Three months ended September 30		Nine months ended September 30
	2022	2021	2022	2021
Exploration and evaluation costs	$129	$30	$432	$162
Marketing and investor relations	1	7	6	15
General and administration	170	115	521	252
Total transactions for the period	$300	$152	$959	$429

The outstanding balance owing at September 30, 2022, was $104 (December 31, 2021 – $142) which is included in accounts payable. In addition, the Company had $79 in current prepaids (December 31, 2021 – $56) representing certain geological software licenses purchased on behalf of the Company by UMS, and which are amortized over twelve months.

As part of the UMS arrangement, the Company is contractually obliged to pay certain rental expenses in respect of a ten-year office lease entered into by UMS on July 1, 2021. As at September 30, 2022, the Company expects to incur approximately $541 in respect of its share of future rental expense of UMS.

Note 8: Flow-through share premium liability

Flow-through shares are issued at a premium, calculated as the difference between the price of a flow-through share and the price of a common share at that date. Tax deductions generated by eligible expenditures are passed through to the shareholders of the flow-through shares once the eligible expenditures are incurred and renounced. In July 2020, in response to the economic impact of COVID-19, the Government of Canada extended the timelines for eligible expenditures from 24 to 36 months.

In September 2020, the Company completed an equity financing by raising $23,000 through the issuance of 7,750,000 subscription receipts. Out of the subscription receipts sold, 5,000,000 were flow-through receipts for gross proceeds of $17,500 and were exchanged for Fury Gold common shares designated as flow-through shares, while 2,750,000 subscription receipts were sold as non-flow-through for gross proceeds of $5,500 and exchanged for Fury Gold common shares. The flow-through proceeds are being used for mineral exploration in Quebec. The Company is committed to incur the remaining exploration expenditures of $547 (December 31, 2021 – $7,290) before December 31, 2022, which was renounced to investors in December 2020.

The flow-through share funding and expenditures, along with the corresponding impact on the flow-through share premium liability, were as follows:

Quebec	Flow-through funding and expenditures	Flow-through Premium liability
Balance at December 31, 2020	$18,079	$7,644
Flow-through eligible expenditures	(10,789)	(4,520)
Balance at December 31, 2021	$7,290	$3,124
Flow-through eligible expenditures	(6,743)	(2,890)
Balance at September 30, 2022	$547	$234

Fury Gold Mines Limited Notes to Q3 2022 Condensed Interim Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted – Unaudited)	13

Note 9: Exploration and evaluation costs

For the three months ended September 30, 2022 and 2021, the Company’s exploration and evaluation costs were as follows:

	Quebec	Nunavut	British Columbia	Total
Assaying	$662	$11	$-	$673
Exploration drilling	1,107	-	-	1,107
Camp cost, equipment, and field supplies	316	47	-	363
Geological consulting services	35	6	-	41
Permitting, environmental and community costs	43	-	-	43
Expediting and mobilization	4	-	-	4
Salaries and wages	647	4	-	651
Fuel and consumables	252	-	-	252
Aircraft and travel	536	21	-	557
Share-based compensation	93	1	-	94
Three months ended September 30, 2022	$3,695	$90	$-	$3,785

	Quebec	Nunavut	British Columbia	Total
Assaying	$886	$36	$3	$925
Exploration drilling	1,080	569	125	1,774
Camp cost, equipment, and field supplies	486	194	100	780
Geological consulting services	179	270	-	449
Geophysical analysis	16	-	-	16
Permitting, environmental and community costs	34	58	13	105
Expediting and mobilization	19	91	5	115
Salaries and wages	489	343	24	856
Fuel and consumables	149	51	-	200
Aircraft and travel	333	1,071	-	1,404
Share-based compensation	58	26	9	93
Three months ended September 30, 2021	$3,729	$2,709	$279	$6,717

Fury Gold Mines Limited Notes to Q3 2022 Condensed Interim Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted – Unaudited)	14

For the nine months ended September 30, 2022 and 2021, the Company’s exploration and evaluation costs were as follows:

	Quebec	Nunavut	British Columbia	Total
Assaying	$1,091	$39	$2	$1,132
Exploration drilling	1,820	-	-	1,820
Camp cost, equipment, and field supplies	766	144	10	920
Geological consulting services	41	10	-	51
Geophysical analysis	127	-	-	127
Permitting, environmental and community costs	135	119	-	254
Expediting and mobilization	10	-	-	10
Salaries and wages	1,858	38	1	1,897
Fuel and consumables	519	-	-	519
Aircraft and travel	699	21	-	720
Share-based compensation	413	7	1	421
Nine months ended September 30, 2022	$7,479	$378	$14	$7,871

	Quebec	Nunavut	British Columbia	Total
Assaying	$1,983	$76	$19	$2,078
Exploration drilling	3,444	599	125	4,168
Camp cost, equipment, and field supplies	1,243	316	108	1,667
Geological consulting services	438	304	3	745
Geophysical analysis	165	-	-	165
Permitting, environmental and community costs	156	139	41	336
Expediting and mobilization	70	132	5	207
Salaries and wages	1,591	423	57	2,071
Fuel and consumables	459	86	-	545
Aircraft and travel	449	1,073	1	1,523
Share-based compensation	332	82	28	442
Nine months ended September 30, 2021	$10,330	$3,230	$387	$13,947

Note 10: Share capital

Authorized

Unlimited common shares without par value.

Unlimited preferred shares – nil issued and outstanding.

Share issuances

Nine months ended September 30, 2022:

i.

The Company closed the “April 2022 Offering”, a non-brokered private equity placement, for gross proceeds of $11,000 and consisted of 13,750,000 common shares priced at $0.80 per share. Proceeds from the Private Placement will be used to fund continued exploration at the Company’s Eau Claire project in Quebec and for general working capital.

Fury Gold Mines Limited Notes to Q3 2022 Condensed Interim Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted – Unaudited)	15

Share issue costs related to the April 2022 Offering totaled $136. A reconciliation of the impact of the private placement on share capital is as follows:

	Number of common shares	Impact on share capital
Common shares issued at $0.80 per share	13,750,000	$11,000
Share issue costs	-	(136)
Proceeds net of share issue costs	13,750,000	$10,864

Nine months ended September 30, 2021:

i.	During the nine months ended September 30, 2021, 328,767 shares were issued to purchase a 2% royalty interest on the Homestake Ridge project (note 6a).

ii.

During the nine months ended September 30, 2021, 5,834 shares were issued as a result of share options being exercised with a weighted average exercise price of $0.86 for gross proceeds of $5. An amount of $1 attributed to these share options was transferred from the equity reserves to share capital.

iii.

During the nine months ended September 30, 2021, 101,042 shares were issued as a result of share warrants being exercised with a weighted average exercise price of $1.46 for gross proceeds of $147. An amount of $12 attributed to these share warrants was transferred from the equity reserves to share capital.

Note 11: Share option and warrant reserves

(a) Share-based compensation expense

The Company uses the fair value method of accounting for all share-based payments to directors, officers, employees, and other service providers. During the three and nine months ended September 30, 2022 and 2021, the share-based compensation expense was as follows:

	Three months ended September 30		Nine months ended September 30
	2022	2021	2022	2021
Recognized in net loss (earnings) and included in:
Exploration and evaluation costs	$94	$93	$421	$442
Fees, salaries and other employee benefits	234	78	1,034	1,262
Total share-based compensation expense	$328	$171	$1,455	$1,704

During the three and nine months ended September 30, 2022, the Company granted nil and 3,430,000 share options, respectively (three and nine months ended September 30, 2021 – 1,275,000 and 1,405,000, respectively) to directors, officers, employees, and certain consultants who provide certain on-going services to the Company, representative of employee services. The weighted average fair value per option of these share options for the nine months ended September 30, 2022 was calculated as $0.46 using the Black-Scholes option valuation model at the grant date.

Fury Gold Mines Limited Notes to Q3 2022 Condensed Interim Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted – Unaudited)	16

The fair value of the share options granted during the three and nine months ended September 30, 2022 and 2021 was based on the following weighted average assumptions:

	Three months ended September 30		Nine months ended September 30
	2022	2021	2022	2021
Risk-free interest rate	-	0.96%	2.20%	0.91%
Expected dividend yield	-	Nil	Nil	Nil
Share price volatility	-	67%	67%	67%
Expected forfeiture rate	-	0%	5%	0%
Expected life in years	-	4.9	5.0	4.9

The risk-free interest rate assumption is based on the Government of Canada benchmark bond yields and treasury bills with a remaining term that approximates the expected life of the share options. The expected volatility assumption is based on the historical and implied volatility of the Company’s common shares. The expected forfeiture rate and the expected life in years are based on historical trends.

(b) Share option plan

The Company maintains a rolling share option plan providing for the issuance of share options up to 10% of the Company’s issued and outstanding common shares at the time of the grant. The Company may grant share options from time to time to its directors, officers, employees, and other service providers. The share options typically vest as to 25% on the date of the grant and 12.5% every three months thereafter for a total vesting period of 18 months.

The number of share options issued and outstanding and the weighted average exercise price were as follows:

	Number of share options	Weighted average exercise price ($/option)
Outstanding, December 31, 2020	8,141,004	$ 2.67
Granted	1,405,000	1.03
Exercised	(5,834)	0.86
Expired	(1,685,048)	3.62
Forfeited	(1,103,125)	2.04
Outstanding, December 31, 2021	6,751,997	$ 2.00
Granted	3,430,000	1.00
Expired	(608,237)	4.65
Forfeited	(662,499)	1.81
Outstanding, September 30, 2022	8,911,261	$ 1.45

Fury Gold Mines Limited Notes to Q3 2022 Condensed Interim Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted – Unaudited)	17

As at September 30, 2022, the number of share options outstanding was as follows:

	Options outstanding			Options exercisable
Exercise price ($/option)	Number of share options	Weighted average exercise price ($/option)	Weighted average remaining life (years)	Number of share options	Weighted average exercise price ($/option)	Weighted average remaining life (years)
$0.56 – $1.00	4,879,268	0.97	4.15	2,504,581	0.95	3.97
$1.00 – $1.95	1,277,639	1.72	2.05	1,230,140	1.73	1.99
$2.05 – $3.26	2,754,355	2.16	2.90	2,754,355	2.16	2.90
	8,911,261	1.45	3.46	6,489,076	1.61	3.14

(c) Share purchase warrants

The number of share purchase warrants outstanding at September 30, 2022 was as follows:

	Warrants outstanding	Weighted average exercise price ($/share)
Outstanding at December 31, 2020	1,626,740	$1.66
Issued	7,461,450	1.20
Exercised	(101,042)	1.46
Expired	(775,695)	1.42
Outstanding at December 31, 2021	8,211,453	$1.27
Expired	(750,003)	1.95
Outstanding at September 30, 2022	7,461,450	$1.20

The following table reflects the warrants issued and outstanding as of September 30, 2022:

Expiry date	Warrants outstanding	Exercise price ($/share)
October 6, 2024	5,085,670	1.20
October 12, 2024	2,375,780	1.20
Total	7,461,450	1.20

Note 12: Key management personnel

Key management personnel include Fury Gold’s board of directors and certain executive officers of the Company, including the CEO and Chief Financial Officer (“CFO”).

On April 1, 2022, the Company entered into a shared services agreement with UMS, in which the Company holds a 25% interest (note 7). Under the shared services agreement, the Company’s CFO, Senior Vice President, Exploration, and CGO terminated their direct employment status with the Company, became employed by UMS and then entered into secondment employment arrangements between the Company and UMS.

Fury Gold Mines Limited Notes to Q3 2022 Condensed Interim Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted – Unaudited)	18

The remuneration of the Company’s key management personnel was as follows:

	Three months ended September 30		Nine months ended September 30
	2022	2021(b)	2022	2021(b)
Short-term benefits provided to executives(a)	$229	$215	$1,006	$764
Directors’ fees paid to non-executive directors	50	51	150	157
Share-based compensation	192	(66)	935	988
Total	$471	$200	$2,091	$1,909

(a) Short-term employee benefits include salaries, bonuses payable within twelve months of the date of the condensed interim consolidated statements of financial position, and other annual employee benefits.

(b) As a result of the acquisition of Eastmain and the formation of a new board of directors and management team, certain former key management personnel of the Company were provided with transition contracts to support the formation of Fury Gold until April 2021. For the three and nine months ended September 30, 2021, $9 and $96 of short-term benefits, respectively, and $nil and $54 of share-based payment expense were recognized in the condensed interim consolidated statements of (earnings) loss and comprehensive (income) loss in respect of these transition arrangements.

Note 13: Supplemental cash flow information

The impact of changes in non-cash working capital was as follows:

	Three months ended September 30		Nine months ended September 30
	2022	2021	2022	2021
Accounts receivable	$(89)	$33	$(75)	$429
Prepaid expenses and deposits	(321)	(442)	(137)	(455)
Accounts payable and accrued liabilities	(295)	3,149	(306)	3,099
Change in non-cash working capital	$(705)	$2,740	$(518)	$3,073

Operating activities include the following cash received:

	Three months ended September 30		Nine months ended September 30
	2022	2021	2022	2021
Income taxes refunded	$-	$-	$187	$1,717

Fury Gold Mines Limited Notes to Q3 2022 Condensed Interim Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted – Unaudited)	19

Note 14: Loss (earnings) per share

For the three and nine months ended September 30, 2022, and 2021, the weighted average number of shares outstanding and loss (earnings) per share were as follows:

	Three months ended September 30		Nine months ended September 30
	2022	2021	2022	2021
Net loss (earnings)	$12,280	$7,507	(27,779)	$16,492
Weighted average basic number of shares outstanding	139,470,950	117,941,454	134,031,390	117,888,555
Basic loss (earnings) per share	$0.09	$0.06	$(0.21)	$0.14
Weighted average diluted number of shares outstanding	139,470,950	117,941,454	139,484,961	117,888,555
Diluted (earnings) loss per share	$0.09	$0.06	$(0.20)	$0.14

All of the outstanding share options and share purchase warrants at September 30, 2021 were anti-dilutive for the periods then ended as the Company was in a loss position. For the three months ended September 30, 2022, all of the outstanding share options and share purchase warrants were anti-dilutive as the Company was in a loss position. Additionally, all of the outstanding share options and share purchase warrants for the nine months ended September 30, 2022 were anti-dilutive as the average market price for the period was less than the exercise price of the outstanding share options and share purchase warrants.

Note 15: Financial instruments

The Company’s financial instruments as at September 30, 2022 consisted of cash, accounts receivable, marketable securities, deposits, accounts payable and accrued liabilities, and lease liability. The fair values of these financial instruments approximate their carrying values, unless otherwise noted.

(a) Financial assets and liabilities by categories

	At September 30, 2022			At December 31, 2021
	Amortized Cost	FVTPL	Total	Amortized Cost	FVTPL	Total
Cash	$5,963	$-	$5,963	$3,259	$-	$3,259
Marketable securities	-	366	366	-	605	605
Deposits	25	-	25	243	-	243
Accounts receivable	447	-	447	372	-	372
Total financial assets	6,435	366	6,801	3,874	605	4,479
Accounts payable and accrued liabilities	(1,628)	-	(1,628)	1,888	-	1,888
Total financial liabilities	$(1,628)	$-	$(1,628)	$1,888	$-	$1,888

(b) Financial assets and liabilities measured at fair value

The categories of the fair value hierarchy that reflect the significance of inputs used in making fair value measurements are as follows:

Level 1 – fair values based on unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 – fair values based on inputs that are observable for the asset or liability, either directly or indirectly; and

Level 3 – fair values based on inputs for the asset or liability that are not based on observable market data.

Fury Gold Mines Limited Notes to Q3 2022 Condensed Interim Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted – Unaudited)	20

The Company’s policy to determine when a transfer occurs between levels is to assess the impact at the date of the event or the change in circumstances that could result in a transfer. No transfers occurred between the levels during the period.

The Company’s financial instruments measured at fair value on a recurring basis were as follows:

	At September 30, 2022		At December 31, 2021
	Level 1	Level 2	Level 1	Level 2(1)
Marketable securities	366	-	282	323

(1) Marketable securities included in level 2 as at December 31, 2021 include warrants that were valued using an option pricing model which utilizes a combination of quoted prices and market-derived inputs, including volatility estimates.

During the three and nine months ended September 30, 2022, there were no financial assets or financial liabilities transferred, measured, and recognized in the condensed interim consolidated statements of financial position at fair value that would be categorized as level 3 in the fair value hierarchy.

(c) Financial instruments and related risks

The Company’s financial instruments are exposed to liquidity risk, and market risks, which include currency risk and price risk. As at September 30, 2022, the primary risks were as follows:

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities. The Company proactively manages its capital resources and has in place a budgeting and cash management process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its current exploration plans and achieve its growth objectives. The Company ensures that there is sufficient liquidity available to meet its short-term business requirements, taking into account its anticipated cash outflows from exploration activities, and its holdings of cash and marketable securities. The Company monitors and adjusts, when required, these exploration programs as well as corporate administrative costs to ensure that adequate levels of working capital are maintained.

As at September 30, 2022, the Company had unrestricted cash of $5,963 (December 31, 2021 – $3,259), working capital surplus of $12,178 (December 31, 2021 – working capital deficit of $428), which the Company defines as current assets less current liabilities, and an accumulated deficit of $128,970 (December 31, 2021 – $156,749). During the three and nine months ended September 30, 2022, Fury Gold recognized net loss and net earnings of $12,280 and $(27,779), respectively, (three and nine months ended September 30, 2021 – net losses of $7,507 and $16,492) primarily arising from the sale of Homestake Resources (note 3). The Company expects to incur future operating losses in relation to exploration activities. With no source of operating cash flow, there is no assurance that sufficient funding will be available to conduct further exploration and development of its mineral properties.

Fury Gold Mines Limited Notes to Q3 2022 Condensed Interim Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted – Unaudited)	21

The Company’s contractual obligations are as follows:

	Within 1 year	2 to 3 years	Over 3 years	At September 30 2022	At December 31 2021
Accounts payable and accrued liabilities	$1,628	$-	$-	$1,628	$1,888
Quebec flow-through expenditure requirements	547	-	-	547	7,290
Undiscounted lease payments	232	300	-	532	622
Total	$2,407	$300	$-	$2,707	$9,800

The Company also makes certain payments arising on mineral claims and leases on an annual or bi-annual basis to ensure all the Company’s properties remain in good standing. Cash payments of $13 and $57 were made during the three and nine months ended September 30, 2022 (three and nine months ended September 30, 2021 - $nil and $266), in respect of these mineral claims, with $87 recognized in prepaid expenses as at September 30, 2022 (December 31, 2021 – $144).

Market risk

This is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Significant market risks to which the Company is exposed are as follows:

i.	Currency risk

The Company is exposed to currency risk by having balances and transactions in currencies that are different from its functional currency (the Canadian dollar). The Company’s foreign currency exposure related to its financial assets and liabilities held in US dollars was as follows:

	At September 30 2022	At December 31 2021
Financial assets
US$ bank accounts	$3	$569
Financial liabilities
Accounts payable	-	(160)
	$3	$409

A 10% increase or decrease in the US dollar to Canadian dollar exchange rate would not have a material impact on the Company’s net loss.

ii.	Price risk

The Company holds certain investments in marketable securities (note 5) which are measured at fair value, being the closing share price of each equity security at the date of the condensed interim consolidated statements of financial position. The Company is exposed to changes in share prices which would result in gains and losses being recognized in the earnings for the period. A 10% increase or decrease in the Company’s marketable securities’ share prices would not have a material impact on the Company’s net income.

Fury Gold Mines Limited Notes to Q3 2022 Condensed Interim Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted – Unaudited)	22